Exhibit 4.1

DEMAND PROMISSORY NOTE

$24,644.00

FOR VALUED RECEIVED, WNS Studios, Inc., a Nevada corporation ("Payor"), promises to pay to Shmuel’s Hatzlacha Consulting, Inc. ("Payee") the principal sum of Twenty Four Thousand Six Hundred Forty Four Dollars and 00/100 ($24,644.00) Dollars with interest accruing on the unpaid principal balance commencing on May 1, 2010 at the rate of six (6%) percent per annum.  The principal and accrued interest under this promissory note (the "Note") shall become immediately due and payable in full upon demand by Payee. The principal represents all amounts advanced by Payee to Payor prior to April 30, 2010 for rent, office expenses and other expenses and obligations of Payor.

Each of the following events shall constitute an event of default hereunder: (a) Payor’s failure to make payment of any amount due hereunder after the same shall become due and payable in accordance with the terms hereof and such failure continues for ten (10) business days after Payor receives from Payee written notice of such failure; (b) Payor files a voluntary petition in bankruptcy or an involuntary petition is filed against it and not dismissed within twenty (20) days.  Payor hereby waives presentment, demand for payment, protest, and all other demands and notices in connection with the delivery, acceptance, performance and enforcement of this Note and authorizes Payee, without notice or further consent, to grant extensions of time in the payment of any monies under this Note, and to waive compliance of any provision of this Note.

This Note shall be construed, performed, and enforced in accordance with the laws of the State of New York.  Payor and Payee hereby irrevocably consent to the in personam jurisdiction of the state or federal courts located in the State of New York, in connection with any action or proceeding arising out of or relating to this Note or the transactions and the relationships established hereunder.  Payor and Payee hereby agree that such courts shall be the venue and exclusive and proper forum in which to adjudicate such matters and that they will not contest or challenge the jurisdiction or venue of these courts.

This Note shall be binding upon and inure to the benefit of Payor and Payee and their permitted successors and assigns.

IN WITNESS WHEREOF, Payor has executed this Promissory Note as of the 1st day of October, 2010.

WNS STUDIO, INC.

By:	/s/ Yehoshua Lustig
Name:	Yehoshua Lustig
Title:	President